InterOil Moves Forward With Proposed 3 mtpa Land Based Modular LNG Plant

CAIRNS, Australia and HOUSTON, Feb. 2, 2011 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) announced that InterOil and Liquid Niugini Gas Ltd., its joint-venture liquefied natural gas project company with Pacific LNG Operations Ltd., have signed a Project Funding and Construction Agreement (PFCA) and a Shareholder Agreement with Energy World Corporation Ltd. (AX: EWC) governing the parameters in respect of the development, construction, financing and operation of a planned three million tonne per annum (mtpa) land-based modular LNG plant in the Gulf Province of Papua New Guinea (PNG). The LNG plant is intended to be developed in two phases, 2 mtpa followed immediately by a 1 mtpa expansion. The contractual terms relating to the 3 mtpa plant have been defined with the execution of the two agreements.  The agreements follow InterOil's September 2010 announcement of execution of a heads of agreement with EWC governing the proposed LNG plant.

The LNG plant is expected to process an estimated 2.25 trillion cubic feet (Tcf) of natural gas over 15 years.  In return for its commitment to fully fund the development and construction of the LNG plant, the agreements provide that EWC will be entitled to a fee of 14.5% of the proceeds from the sale of LNG from the plant, less agreed deductions and financing costs, subject to adjustments based on timing and execution and that EWC will also own a 14.5% interest in the operating company of the LNG Plant.

The LNG project with EWC for the development of the modular LNG plant is designed to link with InterOil's proposed condensate stripping plant (CSP) being pursued in joint venture with Mitsui Group and to accelerate the intended monetization of the Elk and Antelope fields.  The agreements with EWC provide a framework for the possible expansion of the initial LNG plant's capacity to up to 8 mtpa of LNG.

The PFCA and Shareholder Agreement with EWC are conditional on reaching final investment decision (FID) to proceed with the LNG plant no later than December 31, 2011.  Between now and then, the parties to the agreements expect to complete arrangements for plant design, financing and government approvals.

As previously disclosed, the current LNG project schedule is aiming for the FID to occur simultaneously for each of the proposed LNG plant and CSP by June 30, 2011, with a proposed combined plant start-up approximately 30 months later.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Meg Hunt
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.Hunt@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: 281-292-1800	Phone: 281-292-1800

Forward-Looking Statements

This press release may include "forward-looking statements" as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes, plans, projects or anticipates will or may occur in the future are forward-looking statements. In particular, this press release includes forward-looking statements concerning the development, construction, financing and operation of a proposed LNG plant and associated infrastructure; EWC's ownership and compensation for its obligations under the agreements; the successful completion of remaining due diligence within a specified time period; the execution and timing of further definitive agreements with EWC and timing of other conditions precedent to completion of the parties' obligations under the agreements; the timing and results of FID; the timing of the construction and start-up of LNG plant; the initial amount of gas to be processed at the LNG plant; potential expansion of the LNG plant's capacity; the development of infrastructure required for the plant; development and completion of the CSP; the successful final investment decision in respect to and the timing of the CSP; the capacity of the CSP; the ownership interests in the Elk and Antelope fields; and anticipated benefits from the LNG plant. These statements are based on certain assumptions made by the Company based on the terms of the PFCA, the Shareholder Agreement and the agreements with Mitsui Corporation in respect to the CSP, in addition to its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given, however, that these events will occur, including, in particular the development, construction or operation of the proposed CSP or LNG plant or the development, construction and operation of the proposed CS P or LNG plant on terms contemplated herein.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors described in the Company's filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009.  In particular, there is no established market for natural gas in Papua New Guinea, and no guarantee that gas or gas condensate from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company's filings.

We currently have no production or reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

CONTACT:  Investor Relations, Wayne Andrews, V. P. Capital Markets, Wayne.Andrews@InterOil.com, or Meg Hunt, Investor Relations Coordinator, Meg.Hunt@InterOil.com, both of InterOil Corporation, +1-281-292-1800